EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,
	2005	2006	2007	2008	2009
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,463	$1,483	$1,663	$2,015	$1,938
Fixed Charges (as below)	913	999	1,146	1,240	1,237
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(10)	(4)	(4)	(4)	(4)
Total Earnings	$2,366	$2,478	$2,805	$3,251	$3,171

FIXED CHARGES
Interest Expense	$694	$729	$838	$957	$973
Credit for Allowance for Borrowed Funds Used During Construction	36	82	79	75	67
Estimated Interest Element in Lease Rentals	173	184	225	204	193
Preferred Security Dividend Requirements of Consolidated Subsidiaries	10	4	4	4	4
Total Fixed Charges	$913	$999	$1,146	$1,240	$1,237

Ratio of Earnings to Fixed Charges	2.59	2.48	2.44	2.62	2.56